News Release

 For immediate release

Gildan Activewear Announces Results for Second Calendar Quarter of 2015 and Updates Full Year Guidance
– Adjusted EPS of U.S. $0.42 for the Second Quarter –
– U.S. Printwear Sales Continue to Reflect Positive Impact of Pricing Actions Implemented in December –
– Approximately 70% Growth in Retail Sales for Gildan® Brand –
– Continuing Success In Achieving New Retail Branded Programs –
– Second Quarter Results Impacted by Retailer Inventory Reductions and
Weak Printwear Sales in Europe –
– Full Year EPS Guidance Now Projected to be at Bottom of Previous Guidance Range of U.S. $1.50 – U.S. $1.55 Due Primarily to Factors Impacting Second Quarter Results –
– Rhodri J. Harries to Assume CFO Responsibilities Effective August 17, 2015 –

Montréal, Friday, July 31, 2015 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for the three months ended July 5, 2015, and updated its sales and earnings guidance for calendar year 2015.

Consolidated Results for the Three Months Ended July 5, 2015 (Second Calendar Quarter of 2015)

Gildan today reported net earnings of U.S. $99.4 million or U.S. $0.41 per share on a diluted basis for the three months ended July 5, 2015, compared with net earnings of U.S. $116.0 million or U.S. $0.47 per share on a diluted basis for the three months ended July 6, 2014. Before reflecting restructuring and acquisition-related costs of approximately U.S. $3.2 million after-tax in the quarter relating primarily to the integration of acquisitions, Gildan reported adjusted net earnings of U.S. $102.6 million or U.S. $0.42 per share for the three months ended July 5, 2015, compared with adjusted net earnings of U.S. $116.6 million or U.S. $0.47 per share for the same period last year.

Consolidated net sales in the second calendar quarter of 2015 amounted to U.S. $714.2 million, up 2.9% from U.S. $693.8 million in the corresponding quarter of the prior year, reflecting an increase of 12.3% in sales for Branded Apparel, partially offset by a 1.2% decline in Printwear sales largely due to the selling price reductions implemented in December of 2014 and the lower number of shipping days compared to the corresponding quarter of last year. Sales in the second calendar quarter of 2014 included an extra week to realign the 52-week fiscal year with the calendar year. Consolidated net sales in the quarter were below the Company’s guidance of net sales of U.S. $750 million, which it provided on May 14, 2015 primarily as a result of lower than anticipated inventory replenishment by a major U.S. retail customer and lower than anticipated Printwear sales in Europe.

Net earnings for the second calendar quarter of 2015 continued to reflect the impact of the Printwear selling price reductions implemented in December 2014, in advance of the benefit of lower manufacturing and cotton costs. The positive earnings impact of higher sales and operating margins in Branded Apparel and lower income taxes was more than offset by lower Printwear sales and operating margins and higher financial expenses. Adjusted diluted EPS of U.S. $0.42 for the quarter ended July 5, 2015 were slightly below the guidance provided by the Company on May 14, 2015 of adjusted EPS of U.S. $0.43 – U.S. $0.45 due to lower than anticipated net sales.

During the three months ended July 5, 2015, the Company generated U.S. $18.5 million of free cash flow after financing capital expenditures of U.S. $67.3 million and seasonal working capital changes. Capital investments were primarily for new yarn-spinning facilities in the U.S., textile projects in Rio Nance and the expansion of the Company’s printwear distribution centre in Eden, NC. The Company ended the quarter with cash and cash equivalents of U.S. $44.6 million and outstanding bank indebtedness of U.S. $593.0 million.

Segmented operating results

Net sales for the Printwear segment for the three months ended July 5, 2015 amounted to U.S. $477.8 million, down U.S. $5.6 million or 1.2% from U.S. $483.4 million in the corresponding quarter of the prior year. Printwear sales included the benefit of strong growth in demand in the U.S. printwear market following the pricing actions implemented in December 2014, the impact of the acquisition of Comfort Colors and sales growth of approximately 35% in Asia-Pacific and Latin America. The positive impact of these factors was more than offset by lower net selling prices, the negative impact of the devaluation of international currencies relative to the U.S. dollar, lower unit sales volumes in Europe and the non-recurrence of the extra week included in the second quarter of the prior year.

Operating income in Printwear for the three months ended July 5, 2015 totalled U.S. $113.5 million, down from U.S. $129.7 million in the same period last year. Operating margins for Printwear were 23.8% compared with 26.8% in the corresponding quarter of last year. The decline was mainly due to the timing of printwear selling price reductions in the U.S., which were implemented on December 4, 2014, in advance of anticipated manufacturing cost savings from the Company’s yarn-spinning investments and other capital projects and lower cotton costs, as well as the impact of the decline in international currencies relative to the U.S. dollar. However, in the second quarter the Company started to benefit from the decline in cotton costs.

Net sales for the Branded Apparel segment were U.S. $236.3 million, up 12.3% from U.S. $210.4 million in the same quarter of last year. The increase in Branded Apparel sales reflected an increase of approximately 70% in sales of Gildan® branded programs, including the impact of converting private label programs, as well as increased sales of licensed and global lifestyle brands and the acquisition of Doris. The positive impact of these factors was partially offset by lower sales of private label and Gold Toe® branded products and the impact of the non-recurrence of the extra week included in the second calendar quarter of the prior year. Growth in shipments of Gildan® branded products reflected continued strong growth in all product categories, including the shipment of new underwear programs to new retail customers and the conversion of the Company’s largest private label sock program to the Gildan® brand during the quarter. The impact of inventory destocking by a major retailer limited sell-through to consumers of Gildan® branded products in the quarter. The Company is working collaboratively with its retail partners to optimize replenishment and support strong consumer demand for the Gildan® brand.

Operating income in Branded Apparel was U.S. $19.4 million in the three months ended July 5, 2015, compared to operating income of U.S. $15.6 million in the corresponding quarter of the prior year. Operating margins of 8.2% in the quarter were slightly higher than 7.4% in the corresponding quarter of 2014 even after taking account of continued increased investment in marketing and advertising to support the Gildan® brand. Compared to the first calendar quarter this year, operating margins in the second calendar quarter of 2015 improved by more than 700 basis points from the low levels in the previous quarter when the Company was still consuming high-cost opening inventories, which reflected the impact of transitional manufacturing costs relating to the integration of new retail products during 2014, as well as higher cotton costs.

Consolidated Net Sales and Earnings for the Six Months Ended July 5, 2015

Consolidated net sales of U.S. $1,350.4 million in the first six months of calendar 2015 were up 8.7% compared to U.S. $1,242.6 million in the same period last year reflecting a 5.5% increase in Printwear segment sales and 15.9% sales growth in Branded Apparel. The increase in net sales was primarily due to unit sales volume growth in both operating segments, including the impact of higher than normal seasonal inventory replenishment in the distributor channel in the first calendar quarter of 2015, the impact of the acquisitions of Doris and Comfort Colors and favourable Printwear product-mix. These factors more than offset lower Printwear net selling prices, the impact of the devaluation of foreign currencies relative to the U.S. dollar and the non-recurrence of the extra week included in the second quarter of the prior year.

Net earnings for the first six months of calendar 2015 were U.S. $155.4 million, or U.S. $0.64 per share on a diluted basis, compared to U.S. $195.2 million, or U.S. $0.79 per share for the same period of the prior year. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings were U.S. $160.1 million or U.S. $0.66 per share in the first six months of 2015 down 18.2% and 16.5% respectively compared to adjusted net earnings of U.S. $195.8 million or U.S. $0.79 per share in the same period last year. The decrease in net earnings was mainly due to lower gross margins in both operating segments due primarily to the timing of Printwear selling price reductions, the impact of the transitional manufacturing costs in Branded Apparel, and the impact of the decline in international currencies relative to the U.S. dollar. The decline in net earnings for the first six months of 2015 also reflected increased SG&A and financial expenses, partially offset by lower income taxes compared to the same period last year.

Outlook

The Company is now projecting adjusted diluted EPS for the 12 months ending January 3, 2016 to be at the bottom of its previous guidance range of U.S. $1.50 – U.S. $1.55 on projected sales of close to U.S. $2.6 billion primarily to reflect the less favourable than projected results in the second quarter of 2015 and the continuing impact of the issues affecting second quarter sales and earnings. The Company was previously projecting net sales of slightly in excess of U.S. $2.65 billion. Sales growth in Printwear for the full calendar year is now projected to be in excess of 10% compared to the Company’s previous projection of approximately 12% due to lower sales in Europe. Sales growth in Branded Apparel is now expected to be approximately 15% compared to previously anticipated sales growth in excess of 20%. The lower projected sales growth in Branded Apparel primarily reflects the sales shortfall in the second calendar quarter and the Company has assumed the continuation of lower retailer replenishment in the third calendar quarter. Branded Apparel sales in the fourth calendar quarter are projected to be slightly higher than previously projected due to the initial sales impact of additional new retail programs. Adjusted EBITDA for the 12 months ending January 3, 2016 is now projected to be close to the bottom end of the Company’s previous range of U.S. $525 – U.S. $540 million.

The Company is projecting adjusted EPS of U.S. $0.51 - U.S. $0.53 for the September quarter, on projected sales revenues of close to U.S. $700 million, compared with adjusted EPS of U.S. $0.50 on sales revenues of U.S. $666.0 million in the corresponding quarter of the prior year. Results in the third quarter of calendar 2014 were favourably impacted by the recognition of a U.S. $5.0 million tax recovery. Adjusted EBITDA is projected to increase by approximately 15% - 19% compared to the third quarter of calendar 2014.

The Company is projecting continuing strong Printwear unit sales volume growth which is projected to be largely offset by lower printwear selling prices and unfavourable mix. The change in the Company’s distributor incentive programs announced in December 2014 is assumed to result in a shift of some high-valued fleece shipments from the third calendar quarter to the fourth calendar quarter. Operating margins in both operating segments are expected to improve on a sequential basis compared to the second quarter of calendar 2015 due to continuing lower manufacturing and cotton costs.

During the second calendar quarter the Company began shipments of Gildan® branded programs to new food and drug and mass retailers. The Company is continuing to achieve new Gildan® branded retail programs with existing retail customers and is expanding current programs to additional retail doors. By the end of the 2015 holiday season, Gildan® branded underwear is expected to be in approximately 18,000 retail doors, or almost double the number of retail doors from the end of the June quarter due to penetration of new retailers.

The Company expects to end the fiscal year with strong sales and earnings momentum in the fourth quarter, which will position the Company for continued earnings growth in calendar 2016. The Company expects to benefit in calendar 2016 from continuing volume growth and further manufacturing cost reductions, including the benefit of ramping up the Company’s new yarn-spinning facilities combined with lower cotton costs. The Company has essentially completed its cotton fixations for cost of sales for the first half of 2016.

Capital expenditures for the 12 months ending January 3, 2016 are still projected to be approximately U.S. $250 – U.S. $300 million. The Company believes that it is on track to achieve its projected 3-year target of U.S. $100 million in annual cost savings from its major capital investment projects.

CFO Succession

The Company announced that Rhodri J. Harries will be assuming the role of Executive Vice-President, Chief Financial and Administrative Officer of Gildan effective August 17, 2015. The Company announced the appointment of Mr. Harries in its press release dated April 29, 2015. Laurence G. Sellyn will continue with the Company for a period of time after August 17 in order to ensure an orderly transition of his responsibilities to Mr. Harries.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.065 per share, payable on September 8, 2015 to shareholders of record on August 14, 2015. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid

Pursuant to the initiation of the normal course issuer bid (NCIB) which began December 8, 2014 and expiring December 7, 2015, the Company is authorized to purchase for cancellation up to 12.2 million outstanding common shares (on a post-split basis) of the Company, representing approximately 5% of the Company’s issued and outstanding common shares. During the three months ended July 5, 2015, the Company did not repurchase any shares. To date, the Company has repurchased and cancelled a total of 3,050,000 common shares (on a post-split basis) under the NCIB by way of private agreements with an arm’s length third party seller.

Disclosure of Outstanding Share Data

On February 4, 2015, the Board of Directors of the Company approved a share dividend of one common share for each issued and outstanding common share of the Company, which has the same effect as a two-for-one stock split of the Company’s outstanding common shares. The Company’s share dividend on the common shares was paid on March 27, 2015 to shareholders of record at the close of business on March 20, 2015 and is designated as an “eligible dividend” for Canadian tax purposes. The following outstanding share data reflects the effect of the two-for-one stock split which took effect on March 27, 2015.

As at July 24, 2015, there were 243,090,951 common shares issued and outstanding along with 1,765,662 stock options and 242,727 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or	Three months ended		Six months ended
otherwise indicated)	July 5, 2015	July 6, 2014	July 5, 2015	July 6, 2014
Net sales	714.2	693.8	1,350.4	1,242.6
Gross profit	190.6	194.2	330.6	347.4
SG&A expenses	80.1	71.8	157.2	141.1
Operating income	106.2	121.8	167.5	205.7
Adjusted EBITDA(1)	145.9	150.4	238.1	259.6
Net earnings	99.4	116.0	155.4	195.2
Adjusted net earnings(1)	102.6	116.6	160.1	195.8

Diluted EPS	0.41	0.47	0.64	0.79
Adjusted diluted EPS(1)	0.42	0.47	0.66	0.79

Gross margin	26.7%	28.0%	24.5%	28.0%
SG&A expenses as a percentage of sales	11.2%	10.3%	11.6%	11.4%
Operating margin	14.9%	17.6%	12.4%	16.6%

Cash flows from operating activities	85.2	84.3	60.1	89.9
Free cash flow(1)	18.5	12.2	(89.5)	(67.7)

As at			July 5, 2015	October 5, 2014
Inventories			818.6	779.4
Trade accounts receivable			451.2	354.3
Net indebtedness(1)			548.4	91.8
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

	Three months ended		Six months ended
(in US$ millions)	July 5, 2015	July 6, 2014	July 5, 2015	July 6, 2014
Segmented net sales:
Printwear	477.8	483.4	909.1	861.9
Branded Apparel	236.3	210.4	441.2	380.7
Total net sales	714.1	693.8	1,350.3	1,242.6

Segment operating income:
Printwear	113.5	129.7	197.5	221.9
Branded Apparel	19.4	15.6	21.6	28.9
Total segment operating income	132.9	145.3	219.1	250.8
Corporate and other(1)	(26.7)	(23.4)	(51.5)	(44.9)
Total operating income	106.2	121.9	167.6	205.9
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Change in Fiscal Year-End

As announced in the Company’s earnings press release on December 4, 2014, the Company is transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end will take place on the Sunday closest to December 31, rather than the first Sunday following September 28. For purposes of its regulatory filings, the Company will report results for the 15-month transition period beginning October 6, 2014 and ending January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis begins on January 4, 2016 and end on January 1, 2017. An analysis of the Company’s results for the nine months ended July 5, 2015 is provided in Gildan’s Management Discussion and Analysis which is available as noted in the “Information for Shareholders” section of this release. The Company has provided supplemental financial information on its website containing recast historical financial information for 2011 to 2014 on a calendar year basis.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 40156915, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 40156915#, until Sunday, August 30, 2015 at midnight, or by sound webcast on Gildan's corporate website for 30 days following the live webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis for the three and nine months ended July 5, 2015 and its unaudited condensed interim consolidated financial statements for the three and nine months ended July 5, 2015 (available at http://www1.gildan.com/corporate/IR/quarterlyReports.cfm), which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin and the United States, and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 42,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments” and “Risks and uncertainties” sections of the 2014 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, increasing capacity, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions)	July 5, 2015	July 6, 2014	July 5, 2015	July 6, 2014
Net earnings	99.4	116.0	155.4	195.2
Restructuring and acquisition-related costs	4.2	0.6	5.7	0.6
Depreciation and amortization	35.5	28.0	64.9	53.2
Financial expenses, net	4.8	0.7	7.7	0.8
Income tax expense	2.0	5.1	4.4	9.8
Adjusted EBITDA	145.9	150.4	238.1	259.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Six months ended
(in U.S.$ millions, except per share amounts)	July 5, 2015	July 6, 2014	July 5, 2015	July 6, 2014
Net earnings	99.4	116.0	155.4	195.2
Adjustments for:
Restructuring and acquisition-related costs	4.2	0.6	5.7	0.6
Income tax recovery on restructuring and
acquisition-related costs	(1.0)	-	(1.0)	-
Adjusted net earnings	102.6	116.6	160.1	195.8
Basic EPS	0.41	0.48	0.64	0.81
Diluted EPS	0.41	0.47	0.64	0.79
Adjusted diluted EPS	0.42	0.47	0.66	0.79
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Six months ended
(in U.S.$ millions)	July 5, 2015	July 6, 2014	July 5, 2015	July 6, 2014
Cash flows from operating activities	85.2	84.3	60.1	89.9
Cash flows used in investing activities	(67.2)	(72.1)	(253.5)	(157.6)
Adjustment for:
Business acquisitions	0.5	-	103.9	-
Free cash flow	18.5	12.2	(89.5)	(67.7)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	July 5, 2015	October 5, 2014
Long-term debt and total indebtedness	593.0	157.0
Cash and cash equivalents	(44.6)	(65.2)
Net indebtedness	548.4	91.8
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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CONTACTS:
Investor Relations Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Genevieve Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com